                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No.  )/1

                              Talarian Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874090 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 20, 2000
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




-----------------
       1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 874090 10 3                                          Page 2 of 6 Pages


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1)   Name of Reporting Person                Lawrence, Tyrrell,
     I.R.S. Identification                   Ortale & Smith II,
     No. of Above Person                     L.P.
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [ X ]

--------------------------------------------------------------------------------
3)   SEC Use Only

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4)   Citizenship or Place                    Delaware
     of Organization

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Number of                     5)   Sole Voting         2,455,727 shares of
Shares Beneficially                Power               Common Stock
Owned by Each
Reporting Person
With:
                              --------------------------------------------------
                              6)   Shared Voting
                                   Power                     -0-

                              --------------------------------------------------
                              7)   Sole Disposi-       2,455,727 shares of
                                   tive Power          Common Stock

                              --------------------------------------------------
                              8)   Shared Dis-
                                   positive Power            -0-


9)   Aggregate Amount Beneficially                     2,455,727 shares of
     Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                    12.9%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                            PN

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CUSIP No. 874090 10 3                                          Page 3 of 6 Pages


                                  Schedule 13G
                                  ------------

Item 1(a) -       Name of Issuer: Talarian Corporation

Item 1(b) -       Address of Issuer's Principal Executive Offices:

                  333 Distel Circle
                  Los Altos, CA 94022-1404

Item 2(a) -       Name of Person Filing:

                  This statement is being filed by Lawrence, Tyrrell, Ortale & Smith II, L.P., a Delaware limited partnership ("LTOS II"). The General Partner of LTOS II is LTOS II Partners, a Delaware general partnership.

Item 2(b) -       Address of Principal Business Office:

                  515 Madison Avenue, 29th Floor
                  New York, New York 10022

Item 2(c) -       Place of Organization:

                  Delaware

Item 2(d) -       Title of Class of Securities:

                  Common Stock

Item 2(e) -       CUSIP Number:

                  874090 10 3

Item 3 -          Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not applicable.

Item 4 -          Ownership.

                  (a) Amount Beneficially Owned:


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CUSIP No. 874090 10 3                                          Page 4 of 6 Pages


                  2,455,727 shares of Common Stock

                  (b) Percent of Class:

                  12.9%

                  (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        2,455,727 shares of Common Stock

                  (ii)  shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:
                        2,455,727 shares of Common Stock

                  (iv)  shared power to dispose or to direct the disposition of:
                        -0-

Item 5 -          Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6 -          Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

                  Not applicable.

Item 8 -          Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9 -          Notice of Dissolution of Group:


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CUSIP No. 874090 10 3                                          Page 5 of 6 Pages


                  Not applicable.

Item 10 -         Certification:

                  Not applicable.


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CUSIP No. 874090 10 3                                          Page 6 of 6 Pages


Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LAWRENCE, TYRRELL, ORTALE & SMITH II,
                                       L.P.
                                       By: LTOS II Partners, General Partner


                                       By /s/ Brian Horey
                                         -----------------------------------
                                           General Partner



Date: February 2, 2001